[Stinson Morrison Hecker LLP Letterhead]

Via EDGAR Transmission
and Federal Express

April 16, 2010

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F Street. N.E.
Washington, D.C.  20549-3628

Re:	Gateway Energy Corporation Preliminary Proxy Statement Filed April 16, 2010 File No. 000-06404

Dear Mr. Hindin:

On behalf of Gateway Energy Corporation (the “Company”), this letter responds to the verbal comments we discussed today from the Staff of the Division of Corporation Finance (the “Staff”) regarding the above-referenced Preliminary Proxy Statement on Schedule 14A filed by the Company with the Securities and Exchange Commission (the "Commission") on April 16, 2010 (the “Proxy Statement”).  The revisions described herein are included in the Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”), filed with the Commission via EDGAR simultaneously with this letter.

In response to your comments regarding the references to "disportionate influence" that may be obtained by Mr. Pevow if his consent solicitation is successful, we have made the following specific modifications:

(a)           In the letter to stockholders, we have deleted the last sentence of the second paragraph,

(b)           On page 3 under the section "Description of Pevow's Consent Solicitation," we have deleted the last paragraph, and

(c)           On page 3 in the third paragraph of "Background of the Consent Solicitation," we have deleted the second sentence.

In addition, we revised the language in the Consent Revocation Card in the paragraph identified as "IMPORTANT" to remove the references to the potential of Mr. Pevow taking effective control of the Company through the control of the Board.

Please do not hesitate to contact our attorneys at Stinson Morrison Hecker LLP, specifically Craig L. Evans, at (816) 691-3186, or Scott D. Claassen, at (816) 691-2348, if you have any questions regarding this submission.

Very truly yours,

STINSON MORRISON HECKER LLP

By:	/s/ Craig L. Evans
Craig L. Evans

cc:           Robert Panico,
Gateway Energy Corporation